Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

February 26, 2025	Client-Matter: 70244-031

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky

Re:	NeOnc Technologies Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 31, 2025 File No. 333-284115

Dear Ms. Christine Torney, Ms. Lynn Dicker, Mr. Tyler Howes and Mr. Joshua Gorsky:

On behalf of our client, NeOnc Technologies Holdings, Inc. (the “Company”), we hereby file Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”). Amendment No. 2 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated February 11, 2025 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 as submitted with the Commission on January 31, 2025. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 2. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please tell us whether all of the shares registered for resale in this registration statement, including the 624,999 shares to be issued for $16 per share and the 30,000 shares to be issued to RBW Capital Partners, were issued and outstanding prior to January 31, 2025, the date you filed this amendment to the registration statement. If any of the shares registered for resale were not outstanding at that time, please remove them from the shares registered for resale or tell us why you believe it would be appropriate to include them for resale at this time. Refer to Securities Act Sections CDIs 134.01 and 139.27.

Response: In response to the Staff’s comment, we note that all of the shares registered for resale in the Registration Statement, excluding the 624,999 shares to be issued for $16 per share (the “Private Placement Shares”, and the sale of the Private Placement Shares is referred to as the “Private Placement”) and the 30,000 shares to be issued to RBW Capital Partners (the “RBW Shares”), were issued and outstanding prior to January 3, 2025, the date on which the Company first publicly filed its Registration Statement on Form S-1 and January 31, 2025, the date on which the Company filed Amendment No. 1 to Registration Statement on Form S-1.

The Company is registering the Private Placement Shares pursuant to the Registration Statement; however, the RBW Shares have been removed from registration for resale pursuant to the Registration Statement.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1
February 26, 2025

With respect to the registration for resale of the Private Placement Shares, we reference CD&Is 134.01 and 139.27.

CD&I 134.01 provides that a “resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.”

In addition, Securities Act Release No. 8828 as referenced in CD&I 139.27 states “[o]ur view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are ‘qualified institutional buyers’ as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement.”

First, although the Private Placement Shares were not outstanding prior to January 3, 2025, which is the date the Company first publicly filed its Registration Statement on Form S-1, all purchase agreements obligating the purchasers to purchase the Private Placement Shares were executed prior to January 3, 2025, with execution dates ranging from October 30, 2024 to December 30, 2024. As noted above, CD&I 134.01 allows for registration shares to be issued to purchasers in a private placement if the purchasers are irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase agreements for the Private Placement Shares provide that the closing of the private placement will occur upon the completion of the closing conditions set forth in the purchase agreement. The purchase agreements include standard conditions such as (1) the accuracy of the representations and warranties of the Company and the investors, (2) the performance of the obligations, covenants and agreements of the Company and investors, the primary obligation being the filing and effectiveness of the Registration Statement, and (3) the delivery by the Company and investors of the closing deliverables, including the executed purchase agreement, executed share escrow agreement, evidence that the Registration Statement has been cleared for comments by the Commission, a copy of the request for acceleration to be filed by the Company with the Commission, evidence of electronic transfer of the securities purchased by the Investor, and an officer’s certificate. All closing conditions are outside of the investors’ control and the investors cannot voluntarily terminate the purchase agreement. The primary closing condition is the filing and effectiveness of the Registration Statement, and the Company is responsible to ensure this closing condition is met. Therefore, the investors are irrevocably bound to purchase the securities subject to the filing and effectiveness of the Registration Statement. Moreover, prior to the closing the investors must “deliver, via wire transfer, immediately available funds equal to the Investors aggregate Subscription Amounts set forth on Annex B to the Escrow Account.” The funds were delivered by the Investors immediately after the agreements were countersigned, the funds are currently held in an escrow account and the funds will be immediately released to the Company at closing without any further action by the investors. Since the purchasers of the Private Placement Shares are irrevocably bound to purchase the Private Placement Shares, subject only to the effectiveness of the Registration Statement and other factors outside of their control, the registration of the Private Placement Shares complies with the exception provided in CD&I 134.01. We further note that the purchase price of $16 per Private Placement Share was established at the time the purchase agreements were executed and such purchase price was not contingent on the market price at the time of effectiveness of the Registration Statement.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1
February 26, 2025

In addition, Section 4(a)(2) of the Securities Act exempts from registration offers and sales by an issuer that do not involve a public offering or distribution. When determining whether an offering is exempt from registration pursuant to Section 4(a)(2), several factors are analyzed. Such factors include (1) the suitability of the investors, (2) the restrictions on transfer of the securities, and (3) the prohibition on general solicitation and general advertising. The suitability of the investors relates to investors’ level of sophistication, knowledge and experience of financial and business matters to evaluate the risks and merits of the proposed offering. Additionally, the securities offered by the issuer must be restricted securities. Lastly, in order for an offering to qualify for the Section 4(a)(2) exemption, neither the issuer, nor anyone acting on the issuer’s behalf can generally solicit or advertise the offering.

The Company is relying on the Section 4(a)(2) exemption for issuance of the Private Placement Shares. As represented by the investors pursuant to Section 3.02(e) of the purchase agreements, the investors are sophisticated investors who are able to evaluate the risks and merits of their investment in the Private Placement and are able to bear the investment’s economic risk. Additionally, as acknowledged by the investors pursuant to Section 3.02(b) of the purchase agreements, the Private Placement Shares will be issued to the investors at the closing of the Private Placement as restricted stock with appropriate restrictive legends. Lastly, neither the Company, nor anyone acting on the Company’s behalf, generally advertised the Private Placement or generally solicited investments. Twelve (12) of the thirteen (13) investors had substantive, pre-existing relationships with the Company prior to investing in the Private Placement, and one investor had a substantive, pre-existing relationship with the Company’s placement agent, RBW Capital Partners. Moreover, the solicitation of the Private Placement Shares was conducted consistent with the interpretive guidance of Securities Act Release No. 8828 as referenced in CD&I 139.27. The availability of the Section 4(a)(2) exemption for a concurrent unregistered offering depends on whether the investors in the private placement were solicited by the registration statement. As noted above, the purchase agreements were executed prior to January 3, 2025, and therefore, the investors were not, and could not have been, solicited by the Registration Statement relating to the registered resale offering (“Resale Offering”) to participate in the Private Placement, nor were any of such persons provided copies or access to any of the confidential submissions prior to the public filing of the Registration Statement.

As described above, the Private Placement complies with the guidance provided in CD&I 134.01 and CD&I 139.27. Therefore, the Private Placement Shares should be permitted to be registered for resale on the Registration Statement.

2.	To the extent you continue to include the 624,999 shares to be issued for $16 per share, tell us what exemption from registration you are relying on with respect to that issuance and provide your analysis as to why that private placement should not be integrated with the registered resale offering. Refer to Securities Act Rule 152 and Securities Act Sections CDI 139.25.

Response: In response to the Staff’s comment, as described in the Company’s response to the Staff’s comment 1 above, we note that the Company is relying on the Section 4(a)(2) exemption for issuance of the Private Placement Shares.

With respect to the Staff’s comment on integration, the integration doctrine provides an analytical framework for determining whether multiple securities transactions should be considered part of the same offering. “If the safe harbors in Rule 152(b) do not apply, in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering.”1

[1]	SEC, Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets, Rel. No. 33-10884 (Nov. 2, 2020).

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1
February 26, 2025

In addition, CD&I 139.25 provides that “[i]f the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”

We respectfully believe that the Private Placement should not be integrated with Resale Offering. As noted above, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering. Here, the Private Placement and Resale Offering should not be integrated since the Private Placement is exempt from registration under Section 4(a)(2), as described in the Company’s response to Comment 1 above, and the Resale Offering is a registered offering that complies with the registration requirements of the Securities Act. Moreover, as described in CD&I 139.25, the Section 4(a)(2) exemption remains available since the registration statement did not serve as general solicitation for the Private Placement. As noted in our response to the Staff’s comment 1 above, the investors entered into the purchase agreements prior to publicly filing the Registration Statement. Additionally, twelve (12) investors had a substantive, pre-existing relationship with the Company prior to investing in the Private Placement, and one investor had a substantive, pre-existing relationship with the Company’s placement agent, RBW Capital Partners. Furthermore, we note that the Company has filed the Registration Statement on Form S-1 for the Resale Offering, which is an offering for resale by the Company’s stockholders of shares held by the stockholders rather than an offering by the Company.

In conclusion, the Private Placement and Resale Offering are two separate offerings that should not be integrated. The Resale Offering is registering common stock for resale and complies with the registration requirements of the Securities Act, and the Private Placement is an offering that is exempt from registration under Section 4(a)(2). Additionally, the Section 4(a)(2) exemption is available since the registration statement did not serve as general solicitation for the Private Placement.

3.

With respect to the 624,999 shares to be issued for $16 per share, please tell us the expected timing of issuance, whether and when the purchasers became irrevocably bound to purchase the shares, and whether there are any conditions to closing. Please file the related purchase agreement or tell us why it is not required to be filed as an exhibit.

Response: In response to the Staff’s comment, we respectfully refer to our response to the Staff’s comment 1 above. In addition, we have filed the form of purchase agreement for the Private Placement as Exhibit 10.47 to Amendment No. 2 to the Registration Statement.

4.

To the extent you continue to include the 30,000 shares to be issued to RBW Capital Partners, please advise whether that issuance is contingent on the successful completion of the direct listing and whether any purchase price for those shares is contingent on the opening share price in the direct listing. In this regard, we note your disclosure that “The agreement provides for a one-time fee of $250,000 payable three days after the direct listing and 30,000 shares of unrestricted stock at the time of the direct listing at the direct listing price.”

Response: In response to the Staff’s comment, the RBW Capital Partners will be issued 30,000 shares of the Company’s common stock in connection with and at the time of the Direct Listing, but such shares are not registered further to the prospectus and RBW Capital Partners is not a Registered Stockholder.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1
February 26, 2025

5.	Given RBW Capital Partners’ dual role as your financial advisor and a Registered Stockholder and the financial advisor’s role under Nasdaq direct listing rules, please consider whether it is necessary to include a discussion of any material risk factors relating to potential conflicts of interest.

Response: In response to the Staff’s comment, the Company will not be registering the 30,000 shares; however, the Company has added a risk factor to address any potential conflict of interest due to the fact that RBW Capital Partners will be a shareholder and the company’s financial advisor and placement agent on page 69.

6.

We note the disclosure on your cover page that “[t]he Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out its role as a financial adviser.” Please revise this and any other similar statements for accuracy given RBW Capital Partners’ current dual role as your financial advisor and a Registered Stockholder.

Response: In response to the Staff’s comment, the Company will not register the 30,000 shares in the Registration Statement, and therefore, RBW Capital Partners’ sole role is as the Company’s financial advisor.

7.	Please confirm that RBW Capital Partners will not serve as the issuer’s valuation agent for purposes of the Nasdaq direct listing rules.

Response: In response to the Staff’s comment, it is confirmed that RBW Capital Partners will not serve as the issuer’s valuation agent for purposes of the Nasdaq direct listing rules.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	NeOnc Technologies Holdings, Inc.

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